FirstEnergy Transmission, LLC

5001 NASA Boulevard

Fairmont, West Virginia 26554

October 8, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	FirstEnergy Transmission, LLC Registration Statement on Form S-4
(File No. 333-282554) (the “Registration Statement”)

Ladies and Gentlemen:

On October 8, 2024, FirstEnergy Transmission, LLC., a Delaware limited liability company (the “Company”), filed with the Securities and Exchange Commission (the “SEC”) the Registration Statement with respect to an offer to exchange (the “Exchange Offer”) up to $400,000,000 aggregate principal amount of the Company’s 4.550% Senior Notes due 2030 and $400,000,000 aggregate principal amount of the Company’s 5.000% Senior Notes due 2035 (collectively, the “Outstanding Notes”) for an equal aggregate principal amount of the Company’s 4.550% Senior Notes due 2030 and the Company’s 5.000% Senior Notes due 2035 (collectively, the “New Notes”) which will be registered under the Securities Act of 1933, as amended (the “Securities Act”).

The Company is registering the New Notes in reliance on the position of the staff of the SEC (the “Staff”) enunciated in Exxon Capital Holdings Corp., SEC no-action letter (April 13, 1988) (the “Exxon Capital Letter”), Morgan, Stanley and Co. Inc., SEC no-action letter (June 5, 1991) (the “Morgan Stanley Letter”), and Shearman & Sterling, SEC no-action letter (July 2, 1993) (the “Shearman & Sterling Letter”). In connection therewith, the Company represents as follows:

1.

The Company has not entered into any arrangement or understanding with any person, including any broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, to distribute the New Notes to be received in the Exchange Offer and, to the best of the Company’s information and belief, each person participating in the Exchange Offer (i) is acquiring the New Notes in the ordinary course of business, (ii) is not engaging in and does not intend to engage in a distribution of the New Notes, (iii) does not have an arrangement or understanding with any person or entity to participate in the distribution of the New Notes and (iv) is not an “affiliate” of the Company, as defined under Rule 405 under the Securities Act.

United States Securities and Exchange Commission

October 8, 2024

2.

The Company will make each person participating in the Exchange Offer aware (through the prospectus included in the Registration Statement (the “Exchange Offer Prospectus”)) that any holder of New Notes using the Exchange Offer to participate in a distribution of the New Notes (i) cannot rely on the Staff’s position enunciated in the Exxon Capital Letter, the Morgan Stanley Letter or similar letters and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in order to reoffer, resell or otherwise transfer New Notes. The Company acknowledges that any such reoffer, resale or transfer should be covered by an effective registration statement containing (except in the case of broker-dealers reselling New Notes in the situation described in the succeeding paragraph) the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

3.

The Company will make each person participating in the Exchange Offer aware (through the Exchange Offer Prospectus or otherwise) that (i) any broker-dealer that receives New Notes for its own account in the Exchange Offer for Outstanding Notes that were acquired by such broker-dealer as a result of market-making or other trading activities, may be an “underwriter” within the meaning of the Securities Act (as described in the Shearman & Sterling Letter) in connection with any resale of such New Notes and (ii) by participating in the Exchange Offer, any such broker-dealer represents that it will so deliver a prospectus meeting the requirements of the Securities Act (which may be the prospectus for the Exchange Offer so long as it contains a plan of distribution with respect to such resale transactions, which plan of distribution need not name the broker-dealer or disclose the amount of New Notes held thereby).

4.

The Company will include in the Exchange Offer Letter of Transmittal provisions to the effect that, by participating in the Exchange Offer: (i) each exchange offeree that is not a broker-dealer will represent to the Company that it is not engaging in and does not intend to engage in a distribution of the New Notes and (ii) any exchange offeree that is a broker-dealer that receives New Notes for its own account in the Exchange Offer for Outstanding Notes that were acquired by such broker-dealer as a result of market-making or other trading activities will acknowledge that it will comply with the prospectus delivery requirements of the Securities Act in connection with any offer to resell or other transfer of the New Notes received in the Exchange Offer. The Exchange Offer Letter of Transmittal will also include a statement to the effect that, by so acknowledging and delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Please do not hesitate to contact Celia A. Soehner or Erin E. Martin of Morgan, Lewis & Bockius LLP at (412) 560-3300 with any questions or comments concerning this letter.

United States Securities and Exchange Commission

October 8, 2024

Very truly yours,

FIRSTENERGY TRANSMISSION, LLC

By:	/s/ Jason J. Lisowski
Name: Jason J. Lisowski
Title: Vice President and Controller

[Letter of Undertaking Related to Exchange Offer for 4.550% Senior Notes due 2030 and 5.000% Senior Notes due 2035]